UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2025

Commission File Number 001-42528

LZ TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District

Huzhou City, Zhejiang province, People’s Republic of China 313000

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Lock-Up Waiver and Continuing Restrictions

LZ Technology Holdings Limited (the “Company”) previously announced that its principal shareholders had entered into agreements with the Company to extend their lock-up restrictions through August 31, 2026, following the original 180-day lock-up period established in connection with the Company’s initial public offering completed in February 2025.

The Company has agreed to waive the extended lock-up restrictions with respect to BJ Tojoy Shared Enterprise Consulting Ltd, Kim Full Investment Company Limited, Vanshion Investment Group Limited, and Youder Investment Group Limited. As a result of this waiver, these shareholders are no longer subject to the extended lock-up restrictions previously agreed with the Company.

The extended lock-up agreement remains in full force and effect for LZ Digital Technology Holdings Co., Ltd, which holds 100% of the Company’s issued and outstanding Class A ordinary shares and 22.86% of the Company’s issued and outstanding Class B ordinary shares. LZ Digital Technology Holdings Co., Ltd will continue to be prohibited, without the Company’s prior written consent, from directly or indirectly selling, transferring or otherwise disposing of the Company’s ordinary shares, or any securities exercisable for, exchangeable for, or convertible into ordinary shares, until August 31, 2026.

This report does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2025	LZ TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Runzhe Zhang
Runzhe Zhang
Chief Executive Officer

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